Exhibit 99.1

Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 9443 9512

Fax: + 618 9201 1958

Email: invest@missionnewenergy.com

30 December 2014

ASX ANNOUNCEMENT

Company Update

Mission NewEnergy Limited (ASX:MBT) announces that the sale of its 250,000 tpa biodiesel refinery located in Kuantan Port, East Malaysia to the new joint venture company and re-invest part of the proceeds to gain a 20% stake in the joint venture (“Transaction”) as announced in September 2014 has been delayed. The closing of the Transaction is now expected to be completed in the first quarter of 2015.

Mission also wishes to revise a reporting deficiency and advise the that the holder of record of its outstanding series four convertible notes is Noble Haus Asia Ltd a British Virgin Island Company.

-	Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com